FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of December 2014

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Announces Status of Share Buyback Program from Market

2.	Nomura Issues 46th and 47th Series of Unsecured Straight Bonds

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: December 17, 2014	By:	/s/ Hajime Ikeda
Hajime Ikeda
Managing Director

Nomura Announces Status of Share Buyback Program from Market

Tokyo, December 17, 2014—Nomura Holdings, Inc. today announced the status of its ongoing share buyback program resolved at a meeting of the Board of Directors held on October 28, 2014, pursuant to the company’s articles of incorporation set out in accordance with Article 459-1 of the Companies Act of Japan.

Details of share buyback

1. Type of shares	Nomura Holdings common shares
2. Number of shares repurchased	3,765,500 shares
3. Aggregate purchase amount	2,594,874,760 yen
4. Purchase period	December 1, 2014, to December 16, 2014
5. Method of repurchase	Purchase on the stock exchange via trust bank

(Reference)

Share buyback program resolution at Board of Directors meeting on October 28, 2014

1. Type of shares	Nomura Holdings common shares
2. Total shares authorized for repurchase	Up to 40 million shares (1.0% of outstanding shares) (approximately 20 million shares are expected to be used for stock options)
3. Total value of shares authorized for repurchase	Up to 28 billion yen
4. Period	November 13, 2014, to January 16, 2015
5. Method of repurchase	Purchase on the stock exchange via trust bank

The accumulative number of shares purchased as of December 16, 2014, pursuant to the Board of Directors’ resolution above:

1. Number of shares repurchased	3,765,500 shares
2. Aggregate purchase amount	2,594,874,760 yen

ends

For further information please contact:

Name	Company	Telephone
Joey Wu	Nomura Holdings, Inc.	81-3-3278-0591
Keiko Sugai	Group Corporate Communications Dept.

Nomura

Nomura is an Asia-based financial services group with an integrated global network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its three business divisions: Retail, Asset Management, and Wholesale (Global Markets and Investment Banking). Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.

Nomura Issues 46th and 47th Series of Unsecured Straight Bonds

Tokyo, December 17, 2014—Nomura Holdings, Inc. today announced that it has determined the terms of its 46th and 47th series of unsecured straight bonds in the total principal amount of 50 billion yen. The bonds will be issued to institutional investors in Japan. Terms of the issues are as outlined below.

46th Series of Nomura Holdings, Inc. Unsecured Straight Bonds

1.	Amount of Issue	43.3 billion yen

2.	Denomination of each Bond	100 million yen

3.	Issue Price	100% of the principal amount

4.	Interest Rate	0.346% per annum

5.	Offering Period	December 17, 2014

6.	Payment Date	December 25, 2014

7.	Interest Payment Dates	June 25 and December 25 each year

8.	Maturity Date	December 25, 2019

9.	Redemption Price	100% of the principal amount

10.	Security or Guarantee	The Bonds are not secured by any pledge, mortgage or other charge on any assets or revenues of the Company or of others, nor are they guaranteed. There are no assets reserved as security for the Bonds.

11.	Place for Application	Head office and branch offices of Nomura Securities Co., Ltd.

12.	Book-entry Transfer Institution	Japan Securities Depository Center, Inc.

13.	Fiscal Agent	The Bank of Tokyo-Mitsubishi UFJ, Ltd.

14.	Rating	The Bonds have been given a rating of “A+” from Rating and Investment Information, Inc. and “AA-” from Japan Credit Rating Agency, Ltd.

The purpose of this press release is to make a general public announcement concerning the public offering for the 46th and 47th series of unsecured straight bonds outside the United States. It has not been prepared for the purpose of an offer of, or solicitation of an offer to buy or subscribe for, securities of Nomura Holdings, Inc. The above-referenced securities will not be or have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements thereunder.

47th Series of Nomura Holdings, Inc. Unsecured Straight Bonds

1.	Amount of Issue	6.7 billion yen

2.	Denomination of each Bond	100 million yen

3.	Issue Price	100% of the principal amount

4.	Interest Rate	0.472% per annum

5.	Offering Period	December 17, 2014

6.	Payment Date	December 25, 2014

7.	Interest Payment Dates	June 25 and December 25 each year

8.	Maturity Date	December 24, 2021

9.	Redemption Price	100% of the principal amount

10.	Security or Guarantee	The Bonds are not secured by any pledge, mortgage or other charge on any assets or revenues of the Company or of others, nor are they guaranteed. There are no assets reserved as security for the Bonds.

11.	Place for Application	Head office and branch offices of Nomura Securities Co., Ltd.

12.	Book-entry Transfer Institution	Japan Securities Depository Center, Inc.

13.	Fiscal Agent	The Bank of Tokyo-Mitsubishi UFJ, Ltd.

14.	Rating	The Bonds have been given a rating of “A+” from Rating and Investment Information, Inc. and “AA-” from Japan Credit Rating Agency, Ltd.

ends

For further information please contact:

Name	Company	Telephone
Joey Wu	Nomura Holdings, Inc.	81-3-3278-0591
Keiko Sugai	Group Corporate Communications Dept.

Nomura

Nomura is an Asia-based financial services group with an integrated global network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its three business divisions: Retail, Asset Management, and Wholesale (Global Markets and Investment Banking). Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.

The purpose of this press release is to make a general public announcement concerning the public offering for the 46th and 47th series of unsecured straight bonds outside the United States. It has not been prepared for the purpose of an offer of, or solicitation of an offer to buy or subscribe for, securities of Nomura Holdings, Inc. The above-referenced securities will not be or have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements thereunder.